Mail Stop 4561

      April 17, 2006


      VIA USMAIL and FAX (818) 707-1161

Mr. T. Randolph Catanese
Chief Executive Officer
Direct Response Financial Services, Inc.
2899 Agoura Road #115
Westlake Village, CA 91361

      Re:	Direct Response Financial Services, Inc.
      Form 10-KSB for the year ended 1/31/2005
      Filed 5/2/2005
      	File No. 333-52268

Dear Mr. T. Randolph Catanese:

      We have reviewed your response letter and 10-KSB/A dated February 10, 2006 and March 22, 2006, respectively and have the following additional comments. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB/A FOR THE YEAR ENDED JANUARY 31, 2005

Financial Statements and Notes

Note 8 - Restatement Of Financial Statements, page F-13

1. We note that the 2005 and 2004 have not been restated and you have
valued the embedded beneficial conversion feature using the
prescribed formula in the debenture.   All contracts classified as
derivative liabilities should be measured at fair value, with changes in fair value reported in earnings each period. Your embedded beneficial conversion calculation appears to utilize an intrinsic value rather than fair value. Please clarify how your calculation represents fair value and how your accounting for changes in fair value comply with SFAS 133.

2. Tell us how you considered the disclosure requirements outlined in paragraphs 50 - 52 of EITF 00-19.


*  *  *  *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	You may contact Wilson K. Lee, at (202) 551-3468 or me, at
(202)
551-3414 if you have questions.



							Sincerely,



      Jorge Bonilla
      Senior Staff Accountant



T. Randolph Catanese
Direct Response Financial Services, Inc.
April 17, 2006
Page 1